SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33554; File No. 812-14856

Voya Retirement Insurance and Annuity Company et al; Notice of Application

July 15, 2019

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice. Notice of application for an order approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: ReliaStar Life Insurance Company of New York ("ReliaStar NY"), Voya Insurance and Annuity Company ("Voya Insurance"), and Voya Retirement Insurance and Annuity Company ("Voya Retirement") (each a "Company" and together, the "Companies"), ReliaStar NY Separate Account NY-B ("ReliaStar NY NY-B"), Separate Account B of Voya Insurance ("Voya Insurance B"), Separate Account EQ of Voya Insurance ("Voya Insurance EQ"), Separate Account U of Voya Insurance ("Voya Insurance U"), Voya Retirement Variable Annuity Account B ("Voya Retirement B"), and Voya Retirement Variable Annuity Account I ("Voya Retirement I") (each, an "Account" and together, the "Accounts"). The Companies and the Accounts are collectively referred to herein as the "Applicants."

Summary of Application: Applicants seek an order pursuant to section 26(c) of the 1940 Act, approving the substitution of shares issued by certain series of Voya Investors Trust and Voya Variable Portfolios, Inc. (the "Replacement Funds") for shares of certain series of Voya Investors Trust and Voya Partners, Inc., registered investment companies currently held by subaccounts of the Accounts (the "Existing Funds"), to support certain variable annuity contracts (collectively, the "Contracts") issued by the Companies (the "Substitutions").

Filing Date: The application was filed on December 21, 2017, and was amended and restated on October 31, 2018, and March 15, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 9, 2019 and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: J. Neil McMurdie, Esquire, Senior Counsel, Voya Insurance and Annuity Company, 1475 Dunwoody Drive, West Chester, PA 19380 or Peter Scavongelli, Senior Counsel, Voya Financial Legal Services, One Orange Way, C2N, Windsor, CT 06095.

For Further Information Contact: Jessica Shin, Attorney-Adviser or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   ReliaStar NY is a stock life insurance company which is incorporated under the laws of New York. Voya Insurance is an Iowa stock life insurance company. Voya Retirement is a stock life insurance company organized under the laws of Connecticut. ReliaStar NY is the depositor of ReliaStar NY NY-B. Voya Insurance is the depositor of Voya Insurance B, Voya Insurance EQ, and Separate Account U. Voya Retirement is the depositor of Variable Annuity Account B and Variable Annuity Account I. ReliaStar NY and Voya Retirement are indirect, wholly-owned subsidiaries of Voya Financial, Inc. ("Voya"). Voya Insurance is an indirect wholly-owned subsidiary of VA Capital Company LLC, ("VA Capital") and a direct wholly-owned subsidiary of Venerable Holdings, Inc., which effective June 1, 2018, acquired Voya Insurance from Voya. VA Capital is an insurance holding company formed by affiliates of Apollo Global Management LLC and Athene Holding Ltd. Reverence Capital Partners, L.P., Crestview Advisors, L.L.C. and Voya are also investors in VA Capital.

2.   Each Account is a "separate account" as defined by rule 0-1(e) under the 1940 Act and each is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. Each Account is divided into subaccounts, each of which invests exclusively in shares of an Existing Fund or another registered open-end management investment company. The application sets forth the registration statement file numbers for the Contracts and the Accounts.

3.   The Contracts are issued as individual variable annuity contracts. Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end

management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that the investment in the registered open-end management investment company no longer suits the purpose of the Contract.

4. The Replacement Funds are series of Voya Variable Portfolios, Inc. or Voya Investors Trust. Voya Variable Portfolios, Inc. is registered with the Commission under the 1940 Act as an open-end management investment company (File No. 811-05173). Shares of the series are registered under the Securities Act of 1933 (File No. 333-05173). Voya Investors Trust is registered with the Commission under the 1940 Act as an open-end management investment company (File No. 811-05629). Shares of the series are registered under the Securities Act of 1933 (File No. 033-23512).

5. Voya Investments, LLC ("Voya Investments"), an Arizona limited liability company and registered investment adviser, has overall responsibility for the management of each series of the Voya Variable Portfolios, Inc. and Voya Investors Trust that is a Replacement Fund. Voya Investments delegates to a sub-adviser, Voya Investment Management Co. LLC, an affiliate, the responsibility for day-to-day management of the investments of each series that is a Replacement Fund, subject to Voya Investment's oversight.

6. Applicants propose, as set forth below, to substitute shares of the Replacement Funds for shares of the Existing Funds:

	Existing Fund	Replacement Fund
1.	VY Baron Growth Portfolio – Class I, S	Voya Russell Mid Cap Growth Index Portfolio – Class I, S
2.	VY Columbia Contrarian Core Portfolio – Class S	Voya U.S. Stock Index Portfolio – Class S
3.	VY Invesco Comstock Portfolio – Class I, S	Voya Russell Large Cap Value Index Portfolio – Class I,S
4.	VY T. Rowe Price Equity Income Portfolio	Voya Russell Large Cap Value Index

	– Class S, S2	Portfolio – Class I, S
5.	VY JPMorgan Small Cap Core Equity Portfolio – Class I, S, S2	Voya Russell Small Cap Index Portfolio – Class I, S
6.	VY T. Rowe Price Growth Equity Portfolio – Class I, S	Voya Russell Large Cap Growth Index Portfolio – Class I, S

7.   Applicants state that by substituting unaffiliated funds with funds that are advised by affiliates of the Companies, the principal purposes of the Substitutions would, among other things: (1) help implement the Companies' overall business plan to make the Contracts more efficient to administer and oversee; (2) allow the Companies to reduce costs by consolidating the administration of the Replacement Funds with its other funds; and (3) allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

8.   Applicants state that the investment objectives and investment strategies of each Replacement Fund are similar to those of the corresponding Existing Fund, or each Replacement Fund's underlying portfolio construction and investment results are similar to those of the Existing Fund, and therefore the fundamental investment objectives of those Contract Owners with interests in subaccounts of the Existing Funds will continue to be met after the Substitutions. Information for each Existing Fund and Replacement Fund, including investment objective, principal investment strategies, principal risks and comparative performance history, can be found in the application.

9.   Applicants state that at the time of the Substitutions the overall fees and expenses of each Replacement Fund will be less than those assessed by the corresponding Existing Fund and that for two years following the effective date of the Substitutions ("Effective Date"), the net annual

expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding

Existing Fund as of that Fund's most recent fiscal year.   The application sets forth the fees and

expenses of each Existing Fund and its corresponding Replacement Fund in greater detail.

11.   Applicants represent that as of the Effective Date, shares of the Existing Funds will be

redeemed for cash. The Companies, on behalf of each Existing Fund subaccount of each

relevant Account, will simultaneously place a redemption request with each Existing Fund and

a purchase order with the corresponding Replacement Fund so that the purchase of

Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus,

Contract values will remain fully invested at all times. The proceeds of such redemptions will

then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

12.   The Substitutions will take place at relative net asset value (in accordance with rule 22c-1

under the 1940 Act) with no change in the amount of any Affected Contract Owner's (as defined

in the application) contract value, cash value, accumulation value, account value or death benefit

or in dollar value of his or her investment in the applicable Accounts. No brokerage

commissions, fees or other remuneration will be paid by either the Existing Funds or the

Replacement Funds or by Affected Contract Owners in connection with the Substitutions.

13.   The Affected Contract Owners will not incur any fees or charges as a result of the

Substitutions nor will their rights or the Companies' obligations under the Contracts be altered in

any way. The Companies or their affiliates will pay all expenses and transaction costs of the

Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and

other fees and expenses. The Substitutions will not cause the Contract fees and charges currently

being paid by Affected Contract Owners to be greater after the Substitutions than before the

Substitutions. Moreover, the Substitutions will not impose any tax liability on Affected Contract

Owners.

14.   As described in the application, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of an Existing Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

15.   All Affected Contract Owners were notified of this application by means of supplements to the Contract prospectuses sent after the date the application was first filed with the Commission. Among other information regarding the Substitutions, the supplements informed Affected Contract Owners that beginning on the date of the supplements, the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers) during the period beginning at least 30 days before the Effective Date until at least 30 days after the Effective Date.

16.   Following the date the order requested by this application is issued, but at least 30 days before the Effective Date, Affected Contract Owners will be sent a "Pre-Substitution Notice," consisting of a second supplement to the Contract prospectuses setting forth the intended Substitution of Existing Funds with Replacement Funds, the intended Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time during the period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date, to reallocate or withdraw accumulated value in the Existing Fund or Replacement Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. Beginning at least 30 days before the Effective Date through at least 30 days after the Effective Date, the Companies will not exercise any right they may have under the

Contracts to impose restrictions or fees on transfers from any Existing Fund or Replacement Fund under the Contracts (other than restrictions related to frequent or disruptive transfers). Additionally, all Affected Contract Owners will be sent prospectuses of the applicable Replacement Funds at least 30 days before the Effective Date.

17.   Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation ("Post-Substitution Confirmation") indicating that shares of each applicable Existing Fund have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. In addition, the Post-Substitution Confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitution has changed as a result of the Substitutions.

 Legal Analysis

1.   Applicants request that the Commission issue an order pursuant to section 26(c) of the 1940 Act approving the Substitutions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in section 26(c) and assert that the replacement of an Existing Fund with the corresponding Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the l940 Act. As described in the application, at the time of the Substitutions, the overall fees and expenses of each Replacement Fund will be

less than those of the corresponding Existing Fund and for two years following the Effective

Date, the net annual expenses of each Replacement Fund will not exceed the net annual

expenses of the corresponding Existing Fund. Applicants further assert that each Replacement

Fund has investment objectives and strategies that are similar to those of the corresponding

Existing Fund. Accordingly, Applicants believe that the fundamental investment objectives of

Affected Contract Owners will continue to be met after the Substitutions.

3.   Applicants also maintain that Affected Contract Owners will be better served by the

Substitutions. Applicants anticipate that the substitution of an Existing Fund with the

corresponding Replacement Fund will result in a Contract that is administered and managed

more efficiently, and one that is more competitive with other variable products. The rights of

Affected Contract Owners and the obligations of the Companies under the Contracts will not

be altered by the Substitutions. Affected Contract Owners will not incur any additional tax

liability or any additional fees and expenses as a result of the Substitutions.

4.   Each of the prospectuses for the Contracts discloses that the Companies reserve the

right, subject to Commission approval and compliance with applicable law, to substitute shares

of another registered open-end management investment company for shares of a registered

open-end management investment company held by a subaccount of an Account.

5.   Applicants also assert that the Substitutions do not entail any of the abuses that section

26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor

could only substitute an investment security in a manner which permanently affected all the

investors in the trust, the Contracts provide each Contract Owner with the right to exercise his

or her own judgment and transfer account values into other subaccounts. Moreover, the

Contracts will offer Affected Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that section 26(c) was designed to prevent. Applicants also maintain that the Substitutions are unlike the type of substitutions which section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered management open-end investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as other rights and privileges set forth in the Contracts.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The Substitutions will not be effected unless the Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.   The Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Substitutions.

3.   The Substitutions will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition

of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4.   The Substitutions will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitutions.

5.   The rights or obligations of the Companies under the Contracts of Affected Contract Owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts.

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date) or the Replacement Fund (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.

7.   All Affected Contract Owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Companies will also deliver, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Fund.

8.   Companies will deliver to each Affected Contract Owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) value of the Contract Owner's positions in each Existing Fund before the Substitution and the corresponding Replacement Fund after the Substitution.

9.   For two years following the Effective Date the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of the Fund's most recent fiscal year. To achieve this limitation, the Replacement Fund's investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges including asset based charges such as mortality expense risk charges deducted from the subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date.

        For the Commission, by the Division of Investment Management, under delegated authority.

                                                        Jill M. Peterson
                                                        Assistant Secretary